As filed with the Securities and Exchange Commission on February 11, 2003
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                                                   Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                   Form S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            ----------------------
                             AOL TIME WARNER INC.
            (Exact name of registrant as specified in its charter)

              Delaware                                  13-4099534
    (State or other jurisdiction          (I.R.S. Employer Identification No.)
 of incorporation or organization)

                             75 Rockefeller Plaza
                              New York, NY 10019
                                (212) 484-8000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Richard D. Parsons
                            Chief Executive Officer
                             AOL Time Warner Inc.
                   75 Rockefeller Plaza, New York, NY 10019
                                (212) 484-8000
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

    Paul T. Cappuccio, Esq.                         Peter S. Malloy, Esq.
   Executive Vice President,                      Simpson Thacher & Bartlett
  General Counsel and Secretary                     425 Lexington Avenue
      AOL Time Warner Inc.                           New York, NY 10017
     75 Rockefeller Plaza                             (212) 455-2000
      New York, NY 10019
        (212) 484-8000

               ------------------------------------------
Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. | |

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | | _________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | | _________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |
                 ------------------------------------------
                        CALCULATION OF REGISTRATION FEE
======================= ================================ ======================
  Title of Securities      Proposed Maximum Aggregate          Amount of
   to be Registered           Offering Price (1)           Registration Fee (1)
----------------------- -------------------------------- ----------------------
Common Stock, par value
 $.01 per share........          $ 812,500,000                   $74,750
----------------------- -------------------------------- ---------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o). See Explanatory Note.
                              -------------------
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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                               Explanatory Note

         The common stock of AOL Time Warner registered for resale under this registration statement will be issued to LineInvest Limited, which we also refer to as the selling stockholder, at the closing of the purchase by AOL
Time Warner or its subsidiary, AOL Europe, of preferred shares of AOL Europe held by the selling stockholder. AOL Europe issued the preferred shares to certain affiliates of Vivendi Universal S.A. in April 2001 in exchange for equity interests in AOL Europe's French interactive services unit that were then owned by those affiliates. In connection with that issuance, AOL Europe agreed, in certain circumstances, to repurchase, and AOL Time Warner agreed, in certain circumstances, to purchase, the preferred shares of AOL Europe in April 2003 for a fixed price of approximately $812,500,000.

         In August 2001, each of Groupe Canal+ and Cegetel, both affiliates of Vivendi Universal, sold their interests in the AOL Europe preferred shares, together with the right to have them purchased, for cash to the selling stockholder. The selling stockholder financed the purchase of these AOL Europe preferred shares using amounts advanced to it by Bayerische Landesbank pursuant to a loan agreement. As security for the loan, the selling stockholder agreed to pledge as collateral the shares of AOL Time Warner's common stock to be received by it in connection with the purchase of the AOL Europe preferred shares. Pursuant to the terms of two swap agreements entered into between the selling stockholder and each of Vivendi Universal and Cegetel, Vivendi Universal and its affiliates, Groupe Canal+ and Cegetel, retain the financial risk associated with the shares of the common stock held by the selling stockholder. Bayerische Landesbank will provide certain management services to the selling stockholder in connection with its holding and selling of our common stock.

         AOL Europe and AOL Time Warner have the right to pay the purchase price for the AOL Europe preferred shares, in their discretion, in cash, in shares of AOL Time Warner common stock or in a combination of both. The portion of the purchase price to be satisfied in shares of AOL Time Warner common stock has not been finally determined, and this registration statement covers, and the filing fee is based on, an estimated number of shares sufficient to satisfy the entire purchase price in shares of AOL Time Warner common stock. At any time prior to the closing of the purchase of the preferred shares, AOL Time Warner may reduce the amount of the purchase price to be paid in shares, in which case this registration statement will be amended to reduce the number of shares registered hereunder, or may determine to pay the entire amount of the purchase price in cash, in which case this registration statement will be withdrawn.

         If AOL Time Warner determines to issue shares of AOL Time Warner common stock in payment of all or part of the purchase price for the preferred shares of AOL Europe, the value of the shares to be delivered will be based on the average closing price on the New York Stock Exchange as of the close of the regular trading session of shares of AOL Time Warner common stock for the fifteen trading days ending on the second trading day preceding the closing of the purchase of the AOL Europe preferred shares by AOL Europe and/or AOL Time Warner. The actual number of shares of common stock to be issued and to be beneficially owned by the selling stockholder and registered under this registration statement will be set forth in the final prospectus to be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

         For purposes of calculating the filing fee pursuant to Rule 457(o), the proposed maximum aggregate offering price of approximately $812,500,000 is the estimated value of the maximum number of shares to be delivered to the selling stockholder upon the closing of the purchase of the AOL Europe preferred shares as described above.


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


The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale of these securities is not permitted.

                Subject to completion, dated February 11, 2003
P R O S P E C T U S
                                        Shares

                             AOL TIME WARNER INC.

                                 Common Stock

This prospectus relates to the resale of up to          shares of our common
stock, par value $0.01 per share, that have been issued to LineInvest Limited, which we also refer to as the selling stockholder, at the closing of our purchase of preferred shares of our subsidiary, AOL Europe S.a r.l., held by the selling stockholder. AOL Europe issued the preferred shares to certain affiliates of Vivendi Universal S.A. in April 2001 in exchange for equity interests in AOL Europe's French interactive services unit that were then owned by those affiliates. In connection with that issuance, AOL Europe agreed, in certain circumstances, to repurchase, and AOL Time Warner agreed, in certain circumstances, to purchase, the preferred shares of AOL Europe in April 2003 for a fixed price of approximately $812,500,000. In August 2001, the Vivendi Universal affiliates sold their interests in the AOL Europe preferred shares, together with the right to have them purchased, for cash to the selling stockholder.

The selling stockholder has advised us that the shares covered by this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected at various times in one or more transactions, which may include ordinary brokers' transactions, transactions involving cross or block trades or otherwise on the New York Stock Exchange, transactions in which brokers, dealers or underwriters purchase the shares for resale, transactions "at the market" to or through market makers of our common stock or into an existing market for our common stock, and in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales through agents, and hedging and similar transactions. We will not receive any proceeds from the sales of our common stock by the selling stockholder. For additional information on the methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution."

There are limitations on the number of shares, manner of sale and pricing for sales of shares of our common stock by the selling stockholder. For additional information on these restrictions, you should refer to the section of this prospectus entitled "Plan of Distribution."

Our common stock is listed on the New York Stock Exchange under the trading symbol "AOL." On February 10, 2003, the last reported sale price of our common stock on The New York Stock Exchange was $10.36.

See "Risk Factors" on page 5 and "Caution Regarding Forward-Looking Statements" on page 8 to read about factors you should consider before buying shares of our common stock.

Our principal executive offices are located at 75 Rockefeller Plaza, New York, NY 10019, and our telephone number is (212) 484-8000.

                            ----------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ----------------------

                    The date of this prospectus is         , 2003.

                               TABLE OF CONTENTS

                                                                          Page

About This Prospectus.......................................................i
Where You Can Find More Information.........................................1
The Company.................................................................3
Recent Events...............................................................3
Risk Factors................................................................5
Caution Regarding Forward-Looking Statements................................8
Use of Proceeds............................................................12
Unaudited Condensed Pro Forma Financial Information........................13
Description of Common Stock................................................22
Selling Stockholder........................................................24
Plan of Distribution.......................................................26
Legal Opinion..............................................................28
Experts....................................................................28

                            ----------------------

                            About This Prospectus

         We may amend or supplement this prospectus from time to time by filing amendments or supplements with the Securities and Exchange Commission. To understand the terms of the securities offered by this prospectus, you should carefully read this entire prospectus, including any amendments or supplements. You should also read the documents referred to under the heading "Where You Can Find More Information" below for information about us and our financial statements.





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



                     Where You Can Find More Information

         This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as "incorporation by reference." The following documents, which have been filed by us with the Securities and Exchange Commission (File No. 001-15062), are incorporated by reference into this prospectus:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (filed on March 25, 2002), as amended by Amendment No. 1 on Form 10-K/A dated March 26, 2002 (filed on March 26, 2002), Amendment No. 2 on Form 10-K/A dated June 27, 2002 (filed on June 28, 2002) and Amendment No. 3 on Form 10-K/A dated January 28, 2003 (filed on January 28,
                  2003);

         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (filed on May 6, 2002), as amended by Amendment No. 1 on Form 10-Q/A dated January 28, 2003 (filed on January 28, 2003);

         o        our Quarterly Report on Form 10-Q for the quarter ended
                  June 30, 2002 (filed on August 14, 2002), as amended by Amendment No. 1 on Form 10-Q/A dated January 28, 2003 (filed on January 28, 2003);

         o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (filed on November 14, 2002);

         o our current report on Form 8-K, dated June 24, 2002 (filed on June 24, 2002);

         o our current report on Form 8-K, dated July 8, 2002 (filed on July 11, 2002);

         o our current report on Form 8-K, dated August 21, 2002 (filed on August 21, 2002);

         o our current report on Form 8-K, dated October 23, 2002 (Item 5 only) (filed on October 23, 2002);

         o our current report on Form 8-K, dated December 31, 2002 (filed on January 14, 2003);

         o our current report on Form 8-K, dated January 12, 2003 (filed on January 14, 2003);

         o our current report on Form 8-K, dated January 16, 2003 (filed on January 23, 2003); and

         o our current report on Form 8-K, dated January 11, 2001 (filed on January 12, 2001), and amended on January 25, 2001, February 9, 2001 and March 30, 2001, in which it is reported that our common stock is deemed registered pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934.

         In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of


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the offering made hereby are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents.

     You should rely only on the information contained in, or incorporated by reference into, this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is or is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

     Requests for any of these documents should be directed to:

                             AOL Time Warner Inc.
                             75 Rockefeller Plaza
                           New York, New York 10019
                         Attention: Investor Relations
                           Telephone: 1-866-AOL-INFO
                        e-mail: aoltimewarnerir@aol.com

     We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the public reference facilities of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC's website is http://www.sec.gov. In addition, information about us may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus.

                                 The Company

AOL Time Warner

      We are the world's leading media and entertainment company, whose businesses include interactive services, cable systems, filmed entertainment, television networks, music and publishing. We classify our businesses into the following fundamental areas:

      o America Online, consisting principally of interactive services such as the AOL and CompuServe services, Web properties such as Netscape, Moviefone and MapQuest, instant messaging services such as AOL Instant Messenger and ICQ, Internet technologies and electronic commerce services;

      o cable, consisting principally of interests in cable television systems, including Time Warner Cable;

      o filmed entertainment, consisting principally of interests in filmed entertainment and television production, including Warner Bros. and New Line Cinema;

      o networks, consisting principally of interests in cable television and broadcast network programming, including WTBS Superstation, TNT, Cartoon Network, CNN News Group, Home Box Office and The WB Television Network;

      o music, consisting principally of interests in recorded music, music publishing, and DVD manufacturing including Warner Music
            Group and such labels as Atlantic, Elektra, Rhino, Warner Bros. Records and Warner Music International; and

      o publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing, including Time, People and Sports Illustrated magazines, Warner Books and Little, Brown and Company.

         As a result of the January 2001 merger between America Online, Inc. and Time Warner Inc., we are a holding company with two wholly owned subsidiaries, America Online and Time Warner. The business of our company is the combined businesses previously conducted by America Online and Time Warner.

                                Recent Events

Restructuring of Time Warner Entertainment Company, L.P.

         On August 20, 2002, we entered into an agreement with AT&T Corp., Comcast Corporation and various other parties for the restructuring of Time Warner Entertainment Company, L.P., which we refer to in this prospectus as "TWE." Prior to the TWE restructuring, a majority of our filmed entertainment and cable television businesses and a portion of our television networks business were held through TWE. Prior to the TWE restructuring, we held approximately 72.36% of TWE's pro rata priority and residual equity capital and 100% of TWE's junior priority capital, and Comcast held the remaining 27.64% pro rata priority and residual equity capital.


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         In the TWE restructuring, which closed on          , 2003, all of
TWE's interest in the filmed entertainment and television networks businesses was transferred to us. Also as part of the TWE restructuring, we acquired a controlling interest in MOTH Holdings, Inc., a subsidiary of Comcast that held a portion of Comcast's interest in TWE. All of our cable businesses held outside of TWE and most of our interest in TWE were transferred to MOTH Holdings, which was renamed "Time Warner Cable Inc." As a result of the TWE restructuring, Time Warner Cable and its subsidiaries hold all of our cable television business. We own 89.3% of the voting power of Time Warner Cable and an approximate 79% economic interest in the business of Time Warner Cable and consolidate the results of Time Warner Cable for accounting purposes. Comcast indirectly holds the remaining approximately 21% economic interest in the business of Time Warner Cable. Immediately prior to our acquisition of MOTH Holdings, MOTH Holdings borrowed and paid $2.1 billion in cash to another wholly owned subsidiary of Comcast in repayment of its pre-existing note to that subsidiary. In connection with the TWE restructuring, TWE Holdings II Trust, a
wholly owned indirect subsidiary of Comcast, received   shares of our common
stock in exchange for stock in Time Warner Cable.

Restatement of Financial Results

          We have been conducting an internal review of certain advertising and commerce transactions at our AOL segment under the direction of our Chief Financial Officer. In connection with this internal review, the financial results for each of the quarters ended September 30, 2000 through June 30, 2002 have been restated and the consolidated restated financial statements covering the period were filed with the SEC on January 28, 2003.

          Based on the substantial work done to date, we do not expect any further restatements as a result of our internal review. However, the SEC and the Department of Justice are investigating our financial reporting and disclosure practices. We will continue our efforts to cooperate with the investigations. We are unable to predict the outcome of these investigations.

This section provides a summary of our businesses and may not contain all the information that is important to investors. You should read it together with the more detailed information and financial information referred to or incorporated by reference in this prospectus.


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


                                 Risk Factors

You should consider carefully the risks described below, as well as those identified in our other filings with the SEC. If the events discussed in these risk factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In such case, the market price of our common stock could decline.

          Our America Online business may be adversely affected by competitive market conditions and may not be able to execute its business strategy. Our America Online business has recently announced its strategy to revitalize the business and respond to the changing competitive environment. The strategic plan focuses on improving the products and services it offers consumers, and includes the following primary components:

     o continuing to focus on the profitability of members using narrowband Internet access;
     o managing the migration of members to broadband and multiband by improving the broadband and multiband product;
     o focusing on the member experience with new features, content, community and customer service;
     o growing non-subscription revenues by stabilizing and expanding its advertising business, developing premium services such as online games and voice services, and identifying and developing commerce marketplaces such as online liquidations of goods;
     o taking steps to continue to reduce losses at the international businesses and working to bring them to profitability; and
     o    continuing cost management.

America Online is in the beginning stages of implementation of the strategy. Each of these initiatives requires sustained management focus, organization and coordination over time, as well as success in building relationships with third parties and success in anticipating and keeping up with technological developments and consumer preferences. The results of the strategy and implementation will not be known for some time in the future. If America Online is unable to implement the strategy successfully or properly react to changes in market conditions, our financial condition, results of operations and cash flows could be adversely affected. Successful implementation of the strategy may require material increases in costs and expenses, and some of the new strategy components, if successful, may result in lower profit margins (for example, broadband members generally generate lower profit margins than narrowband members).

          America Online faces increased competition from other providers of Internet services, including providers of broadband access such as cable and telephone companies who have greater access to and control of the methods used to provide Internet services to users. To be successful in its broadband strategy, America Online will need to maintain and further its existing arrangements with certain cable and telephone companies, as well as develop successful business relationships with additional large broadband access providers. As more people switch to broadband, especially as offered by other providers, America Online will need to develop a compelling broadband product to attract members who are willing to pay additional amounts for the content and functionality provided by America Online. Since many of the premium services will be provided via broadband, a successful premium services strategy may be linked to success with our broadband strategies. It is also unclear how successful America Online will be in promoting and selling its new premium services to members generally. In addition, other Internet

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service providers may have more resources to devote to development and marketing of their services, or may be able to offer low-priced alternatives to the AOL service. Further, changes in the current regulatory environment may adversely impact America Online's ability to provide broadband services at competitive prices.

          Ongoing investigations by the Securities and Exchange Commission and the Department of Justice and pending shareholder litigation could affect our operations. The Securities and Exchange Commission (the "SEC") and the Department of Justice (the "DOJ") are investigating our financial reporting and disclosure practices. As of February 6, 2003, there were thirty-seven putative class action and shareholder derivative lawsuits alleging violations of federal and state securities laws as well as purported breaches of fiduciary duties pending against us, certain of our current and former executives, past and present members of our Board of Directors and, in certain instances, America Online. There is also one action making allegations of ERISA violations. The complaints purport to be made on behalf of certain of our shareholders and allege, among other things, that AOL Time Warner made material misrepresentations and/or omissions of material facts in violation of
Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. As noted, there are also related derivative actions and one related ERISA action. We are unable to predict the outcome of the SEC and DOJ investigations and the pending shareholder litigation. We are incurring expenses as a result of the SEC and DOJ investigations and the shareholder litigation pending against us, and any costs associated with judgments in or settlements of these matters could adversely affect our financial condition and results of operations.

          An inability to achieve our debt-reduction goals could adversely affect our common stock price. We have announced a goal of decreasing our total consolidated debt (net of cash) over the period ending December 2004. If we are unable to achieve this goal, including by using free cash flow, completing the planned initial public offering of our cable business, selling non-core assets and using other de-leveraging initiatives, the price of our common stock could be adversely affected.

          Technological developments may adversely affect our competitive position and limit our ability to protect our valuable intellectual property rights. Our businesses operate in the highly competitive, consumer-driven and rapidly changing media and entertainment industries. These businesses, as well as the industries generally, are to a large extent dependent on technological developments, including access to and selection and viability of new technologies, and are subject to potential pressure from competitors as a result of their technological developments. For example:

     o Our cable business may be adversely affected by more aggressive than expected competition from alternate technologies such as satellite and DSL; by the failure to choose technologies appropriately; by the failure of new equipment, such as digital set-top boxes or digital video recorders, or services, such as digital cable, high-speed data services and video-on-demand, to appeal to enough consumers or to be available at prices consumers are willing to pay, to function as expected and to be delivered in a timely fashion;

     o Our America Online business may be adversely affected by competitors' abilities to more quickly develop new technologies, including more compelling features/functionalities and premium services for Internet users; and by the

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

          uncertainty of the costs for obtaining rights under patents that may cover technologies and methods used to deliver new services;

     o Our filmed entertainment and television network businesses may be adversely affected by the fragmentation of consumer leisure and entertainment time caused by a greater number of choices resulting from technological developments, the impact of personal video recorder or other technologies that have "ad-stripping" functions, and technological developments that facilitate the piracy of our copyrighted works; and

     o Our music business may be adversely affected by technological developments, such as Internet peer-to-peer file sharing, that facilitate the piracy of music; by our inability to enforce our intellectual property rights in digital environments; and by our failure to develop a successful business model applicable to a digital online environment.


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

                 Caution Regarding Forward-Looking Statements

          The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements anticipating future growth in revenues, EBITDA and cash flow. Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements may be either made directly in this prospectus or made a part of this prospectus by incorporation by reference to other documents filed by us with the SEC. Those forward-looking statements are based on management's present expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances, and we are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements whether as a result of such changes, new information, future events or otherwise.

          We operate in highly competitive, consumer-driven and rapidly changing media, entertainment and Internet businesses. These businesses are affected by government regulation, economic, strategic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the continued ability to protect intellectual property rights. Our actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could adversely affect our operations, business or financial results or our business segments in the future and could also cause actual results to differ from those contained in the forward-looking statements, including those identified under "Risk Factors" and in our other filings with the SEC and the following:

          For our America Online businesses:

     o    the ability to successfully implement a new strategy;
     o the ability to develop new products and services to remain competitive;
     o    the ability to develop, adopt or have access to new technologies;
     o the ability to successfully implement our broadband and multiband strategy;
     o the ability to have access to distribution channels controlled by third parties;
     o    the ability to retain and grow our subscriber base profitably;
     o    the ability to provide adequate server, network and system capacity;
     o the risk of unanticipated increased costs for network services, including increased costs and business disruption resulting from the financial difficulties being experienced by a number of AOL's network service providers, such as WorldCom;
     o increased competition from providers of Internet services, including providers of broadband access;
     o the ability to attract more traditional advertisers to the online advertising medium;
     o the ability to maintain or renew existing advertising or marketing commitments, including the ability to renew or replace large multi-period advertising arrangements with similar commitments or with shorter term advertising sales;
     o the risk that the online advertising market will not improve at all or at a rate comparable to improvements in the general advertising market;

     o the ability to maintain or enter into new electronic commerce, marketing or content arrangements;
     o the risks from changes in U.S. and international regulatory environments affecting interactive services; and
     o the ability to reduce losses at our international businesses and bring them to profitability.

          For our cable business:

     o more aggressive than expected competition from new technologies and other types of video programming distributors, including satellite and DSL;
     o increases in government regulation of basic cable or equipment rates or other terms of service, such as "digital must-carry," open access or common carrier requirements; government regulation of other services, such as broadband cable modem service;
     o    increased difficulty in obtaining franchise renewals;
     o the failure of new equipment, such as digital set-top boxes or digital video recorders, or services, such as digital cable, high-speed data services or video-on-demand, to appeal to enough consumers or to be available at prices consumers are willing to pay, to function as expected and to be delivered in a timely fashion;
     o    theft of service from interception of cable transmissions;
     o    fluctuations in spending levels by advertisers and consumers; and
     o    greater than expected increases in programming or other costs.

          For our filmed entertainment businesses:

     o our ability to continue to attract and select desirable talent and scripts at manageable costs;
     o    general increases in production costs;
     o fragmentation of consumer leisure and entertainment time and its possible negative effects on the broadcast and cable networks, which are significant customers of these businesses;
     o    continued popularity of merchandising;
     o the uncertain impact of technological developments that may facilitate piracy of our copyrighted works;
     o our ability to develop a successful business model for delivery of feature films in a digital online environment;
     o    risks associated with foreign currency exchange rates;
     o with respect to feature films, the increasing marketing costs associated with theatrical film releases in a highly competitive marketplace;
     o with respect to television programming, a decrease in demand for television programming provided by non-affiliated producers; and
     o with respect to home video, the ability to maintain relationships with significant customers in the rental and sell-through markets.

          For our network businesses:

     o greater than expected news gathering, programming or production costs;
     o public or cable operator resistance to price increases and the negative impact on premium programmers of increases in basic cable rates;

     o    increased regulation of distribution agreements;
     o the sensitivity of network advertising to economic cyclicality and to new media technologies;
     o the negative impact of consolidation among cable and satellite distributors;
     o piracy of our content by means of interception of cable and satellite transmissions or Internet peer-to-peer file sharing;
     o the impact of personal video recorder "ad-stripping" functions on advertising sales and network branding;
     o the development of new technologies that alter the role of programming networks and services; and
     o greater than expected fragmentation of consumer viewership due to an increased number of programming services or the increased popularity of alternatives to television.

          For our music business:

     o our ability to continue to attract and select desirable talent at manageable costs; the popular demand for particular artists and albums; the timely completion of albums by major artists;
     o our ability to continue to enforce our intellectual property rights in digital environments; piracy of music by means of Internet peer-to-peer file sharing;
     o our ability to develop a successful business model applicable to a digital online environment;
     o    the potential repeal of Subsection (6) of California Labor Code
          Section 2855 regarding the maximum length of personal service contracts;
     o    risks associated with foreign currency exchange rates;
     o our ability to utilize DVD manufacturing capacity fully and to maintain current DVD manufacturing pricing; and
     o    the overall strength of global music sales.

          For our print media and publishing businesses:

     o    fluctuations in spending levels by advertisers and consumers;
     o unanticipated increases in paper, postal and distribution costs, including costs resulting from financial pressure on the U.S. Postal Service;
     o increased costs and business disruption resulting from instability in the newsstand distribution channel;
     o the introduction and increased popularity of alternative technologies for the provision of news and information; and
     o    the ability to continue to develop new sources of circulation.

          For our company generally, our overall financial strategy, including growth in operations, maintaining our financial ratios and a strong balance sheet, could be adversely affected by decreased liquidity in the capital markets, including any reduction in our ability to access either the capital markets for debt securities or bank financings, failure to meet earnings expectations, significant acquisitions or other transactions, economic slowdowns, the risk of war, increased expenses as a result of the SEC and Department of Justice investigations and the shareholder litigation pending against us, as well as the risk of costs associated with judgments in or settlements of such matters, and changes in our plans, strategies and intentions. In addition, lower than expected valuations associated with the cash flows and revenues at our segments may result in our inability to realize the value of recorded intangibles and goodwill at those segments.

                               Use of Proceeds

         We will not receive any proceeds from the sales of our common stock by the selling stockholder. All proceeds from the sale of these shares will be for the account of the selling stockholder.

              Unaudited Condensed Pro Forma Financial Information

         The accompanying unaudited pro forma financial information gives effect to (i) the Time Warner Entertainment Company, L.P. restructuring and (ii) the repurchase of the AOL Europe preferred shares.

Time Warner Entertainment Company, L.P. Restructuring

         On August 20, 2002, AOL Time Warner Inc. (the "Company" or "AOLTW") entered into an agreement with AT&T Corp. ("AT&T") and Comcast Corporation (formerly named AT&T Comcast Corporation) ("Comcast") for the restructuring of Time Warner Entertainment Company L.P. ("TWE"). Prior to the TWE restructuring, a majority of the Company's interests in cable television systems ("TWE Cable") and all of its interests in Warner Bros., Home Box Office ("HBO"), The WB Network, Comedy Central and Court TV (collectively the "Content Businesses") were held through TWE. Prior to the TWE restructuring the Company held approximately 72.4% of TWE's pro rata priority and residual equity capital and 100% of TWE's junior priority capital and Comcast (Comcast recently acquired AT&T's interest in TWE) held the remaining 27.6% pro rata priority and residual equity capital. In addition, AOLTW held a 100% interest in certain other cable systems ("TWI Cable").

         The following reflects the ownership interests in TWI Cable and TWE Cable prior to the TWE restructuring:

            ________________                ____________
                  AOLTW                        Comast
            ________________                ____________
           /      |         \                       /
      100%/       |          \                 27.6%
----------  ----------        \              Series A
TWI Cable   Non-TWE            \ 72.4%      Preferred &
            Non-Cable          Series A       Common
----------  Businesses        Preferred &       /
            ----------        Common and       /
                           100% of \          /
                        the Series  ----------
                       B Preferred     TWE
                                    ----------
                                       / \
                                      /   \
                              ---------   -----------
                              TWE Cable   TWE Content
                              ---------   -----------

         In connection with the TWE restructuring:

    o AOLTW will assume complete ownership of TWE's Content Businesses, including Warner Bros., HBO, The WB Network and TWE's interests in Comedy Central and Court TV.

    o All of AOLTW's cable assets, consisting of both TWI Cable and TWE Cable, will be owned by a new subsidiary of AOLTW to be called Time Warner Cable Inc. ("Time Warner Cable") except that AOLTW will also own a direct interest in TWE Cable.

         The following reflects the ownership interests in TWI Cable assets and TWE Cable after the TWE restructuring (all subscriber numbers are as of December 31, 2002 and exclude subscribers of unconsolidated entities):

            ___________                                    ____________
               AOLTW                                          Comast
            ___________                                    ____________
           /  \        \                                    /        /
          /    \        \                                  /        /
         /      \        \                                /        /
__________       \        \ 82.1% _________________ 17.9%/        /
Non-Cable         \         ----- Time Warner Cable -----        /
Businesses         \                                            /
__________          \             _________________            /
                     \               |    \                   /
                      \              |    94.3%             4.7%
                       \        100% |      \               /
                        \       ---------    \             /
                         \      TWI Cable     \           /
                          \      Assets        \         /
                           \    1.6M Subs       \       /
                            \   ---------      -----------
                             \                  TWE Cable
                               ---------------  7.7M Subs
                                  1.0% and     -----------
                                $2.4 billion
                                  preferred
                                  interest


         Immediately prior to the closing of the TWE restructuring, a wholly owned subsidiary of Comcast will receive $2.1 billion in cash. In connection with the TWE restructuring, a wholly owned subsidiary of Comcast will receive AOLTW common stock valued at $1.5 billion at the time of closing in exchange for stock in Time Warner Cable and an approximate 21% economic interest in the business of Time Warner Cable which reflects Comcast's 17.9% interest in Time Warner Cable and its 4.7% direct interest in TWE Cable.

         Upon completion of the TWE restructuring, AOLTW will have a controlling voting interest in Time Warner Cable and consolidate Time Warner Cable's financial results for accounting purposes.

Repurchase of AOL Europe Preferred Shares

         Our subsidiary, AOL Europe, issued preferred shares to certain affiliates of Vivendi Universal in April 2001 in exchange for Vivendi Universal's 55% indirect equity interest in AOL Europe's French interactive services unit. The Company expects that it will purchase, in whole or in part, or AOL Europe will repurchase, in whole or in part, such AOL Europe preferred shares in April 2003 for approximately $812.5 million.

         AOLTW and AOL Europe have the right to purchase the AOL Europe preferred shares in cash or in shares of AOLTW common stock or in a combination of both. The portion of the purchase price to be satisfied in shares of AOL Time Warner common stock has not been finally determined, however, the pro forma financial information contained in this prospectus is based on an estimated number of shares sufficient to satisfy the entire purchase price in shares of AOLTW common stock. At any time prior to the closing of the purchase of the preferred shares, AOLTW may reduce the amount of the purchase price to be paid in shares or may decide to pay the entire amount of the purchase price in cash.

Pro Forma Adjustments

TWE Restructuring

         The accompanying unaudited condensed pro forma financial information is presented to illustrate the effects of the TWE restructuring and reflects the following:

    o    Time Warner Cable's incurrence of $2.1 billion of debt;

    o    The Company's issuance of common stock valued at $1.5 billion;

    o The Company's acquisition of Comcast's interest in the Content Businesses. For accounting purposes, the acquisition of Comcast's interest in the Content Businesses represents a purchase of a minority interest that will be accounted for pursuant to Financial Accounting Standards No. 141 "Business Combinations" ("FAS 141");

    o The Company's increase in its economic ownership interest in TWE Cable from 72.4% to 78.4%. The attainment of this additional economic interest of approximately 6% in TWE Cable will be accounted for as a purchase business combination pursuant to FAS 141. The 78.4% interest is calculated as: 82.1% of Time Warner Cable times 94.3% of TWE Cable plus 1% of TWE Cable which will be directly owned; and

    o The Company's decrease in its economic ownership interest in the TWI Cable assets from 100% to 82.1%. The disposal of an approximate
         17.9% interest in the TWI Cable assets will be accounted for pursuant to Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144").

         As a result of the above transactions, the Company will have an effective 79% economic interest in the business of Time Warner Cable, which reflects an 82.1% indirect interest in the TWI Cable assets and its 1% direct and 77.4% (82.1% times 94.3%) indirect interests in TWE Cable. The 79% economic interest in Time Warner Cable is calculated with each interest weighted based on the relative number of cable subscribers in each entity as compared to the total Time Warner Cable subscribers as follows: ((1.6 million TWI Cable subscribers / 9.3 million total Time Warner Cable subscribers) times 82.1%) plus ((7.7 million TWE Cable subscribers / 9.3 million total Time Warner Cable subscribers) times 82.1% times 94.3%) plus ((7.7 million subscribers/9.3 million total Time Warner Cable subscribers) times 1%).

AOL Europe Preferred Shares Repurchase

         The accompanying unaudited condensed pro forma financial information is presented to illustrate the effects of the repurchase of the AOL Europe preferred shares and reflects the issuance of approximately 63.8 million shares of AOLTW common stock to purchase the AOL Europe preferred shares for approximately $812.5 million or $12.74 per share.

Unaudited Condensed Pro Forma Financial Information

         The unaudited condensed pro forma balance sheet as of September 30, 2002 is presented as if the TWE restructuring and the repurchase of the AOL Europe preferred shares had occurred on September 30, 2002. The unaudited condensed pro forma statement of operations for the nine months ended September 30, 2002 and for the year ended December 31, 2001 are presented as if the TWE restructuring and the repurchase of the AOL Europe preferred shares had occurred on January 1, 2001.

         The unaudited condensed pro forma financial information has been derived from and should be read in conjunction with the historical financial statements, including the notes thereto, of AOLTW. Such financial statements are included in an amendment on Form 10-K/A (filed on January 28, 2003) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

         The unaudited condensed pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the TWE restructuring or the repurchase of the AOL Europe preferred shares been consummated as of the dates indicated. In addition, the unaudited condensed pro forma financial information is not necessarily indicative of the future financial condition or operating results of AOLTW. In the opinion of management, all adjustments necessary for a fair presentation of the unaudited condensed pro forma information have been made.

         In accordance with Article 11 of Regulation S-X of the Securities Act of 1934, the unaudited condensed pro forma financial information is presented on a continuing operations basis and thus excludes the effect of discontinued operations and the cumulative effect of adopting new accounting standards, as more fully described in the previously filed financial statements noted above. In particular, AOLTW discontinued certain cable operations and recorded a $54.2 billion goodwill impairment charge upon the adoption of Financial Accounting Standards No. 142, which was accounted for as a cumulative effect of a change in accounting principle. In addition, the unaudited condensed pro forma financial information does not reflect events and transactions occurring subsequent to September 30, 2002, including the Company's $45.5 billion impairment charge related to goodwill and other intangible assets recorded in the fourth quarter of 2002.

                                AOL Time Warner
                       Unaudited Pro Forma Balance Sheet
                           As of September 30, 2002
                             (Dollars in Millions)
                                   Unaudited

                                                                              Pro Forma
                                               Historical     Adjustments     Adjusted
                                               ----------     -----------     --------
ASSETS
Current assets:
Cash and equivalents                              $  2,349                      $  2,349
Receivables, net                                     4,858                         4,858
Inventories                                          1,731                         1,731
Prepaid expenses and other current assets            1,876                         1,876
                                                   -------                       -------
Total Current Assets                                10,814                        10,814
                                                   -------                       -------
Noncurrent inventories and film costs                3,344                         3,344
Investment, including available for sale
  securities                                         5,002                         5,002
PP&E, net                                           11,763                        11,763
Intangible assets subject to amortization            7,162                         7,162
Intangible assets not subject to amortization       38,300          1,500 2       42,400
                                                                    2.600 3
Goodwill                                            81,688            800 2       84,128
                                                                    1,640 4
Other assets                                         2,815                         2,815
                                                   -------          -----        -------
Total Assets                                      $160,888          6,540       $167,428
                                                   =======          =====        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                  $  1,918                      $  1,918
Participations payable                               1,498                         1,498
Royalties and programming costs payable              1,635                         1,635
Deferred revenue                                     1,550                         1,550
Debt due within one year                                89                            89
Other current liabilities                            6,312                         6,312
                                                   -------                       -------
Total Current Liabilities                           13,002                        13,002
                                                   -------                       -------
Long term debt                                      28,244          2,100 1       30,344
Deferred income taxes                               10,975          1,640 4       12,615
Deferred revenue                                     1,038                         1,038
Other liabilities                                    4,694                         4,694
Minority interests                                   4,917          1,000 1        5,405
                                                                   (2,300)2
                                                                    2,600 3
                                                                     (812)9
                                                   -------          -----        -------
Total Long-term liabilities                         49,868          4,228         54,096
                                                   -------          -----        -------
Total Liabilities                                   62,870          4,228         67,098
                                                   -------          -----        -------
Shareholders' equity                                98,018          1,500 1      100,330
                                                                      812 9
                                                   -------          -----        -------
Total Liabilities and Shareholders'
  Equity                                          $160,888          6,540       $167,428
                                                   =======          =====        =======

See attached notes

                                AOL Time Warner
                  Unaudited Pro Forma Statement of Operations
                 For the Nine Months Ended September 30, 2002
                (Dollars in millions, except per share amounts)

                                                                              Pro Forma
                                               Historical     Adjustments     Adjusted
                                               ----------     -----------     --------
Revenues:
   Subscriptions                                  $ 14,032           -          $ 14,032
   Advertising and commerce                          5,518           -             5,518
   Content and other                                10,091           -            10,091
                                                    ------                        ------
Total revenues                                      29,641                        29,641
                                                    ------                        ------
Costs of revenues                                  (17,787)          -           (17,787)
Selling, general and administrative                 (7,258)          -            (7,258)
Amortization of goodwill and other
  intangible assets                                   (520)          -              (520)
Merger and restructuring costs                        (184)          -              (184)
                                                    ------         ------         ------
Operating income                                     3,892           -             3,892
                                                    ------         ------          -----

Interest expense, net                               (1,306)           (35) 5      (1,341)
Other expense, net                                  (1,837)             -         (1,837)
Minority interest expense, net of tax                 (139)           (23) 6        (139)
                                                                       23  9
                                                    ------          ------         -----

Income from continuing operations before
  taxes                                                610            (58)           575
Income tax provision                                  (279)            14  7        (265)
                                                    ------          -----          -----
Income from continuing operations                 $    331            (44)      $    310
                                                    ======          =====          =====

Basic / Diluted income per share from
  continuing operations                              $0.07                         $0.07
                                                    ======                         =====
Average basic common shares                        4,449.2          105.9  8     4,618.9
                                                                     63.8  10
                                                   =======          =====        =======
Average diluted common shares                      4,523.1          105.9  8     4,692.8
                                                                     63.8  10
                                                   =======          =====        =======


See attached notes

                                AOL Time Warner
                  Unaudited Pro Forma Statement of Operations
                 For the Twelve Months Ended December 31, 2001
                (Dollars in millions, except per share amounts)
                                   Unaudited

                                                                                                          Pro Forma
                                                                           Historical     Adjustments     Adjusted
                                                                           ----------     -----------     ---------
Revenues:
   Subscriptions                                                            $ 15,657             -          $ 15,657
   Advertising and commerce                                                    8,260             -             8,260
   Content and other                                                          13,307             -            13,307
                                                                              ------                          ------
Total revenues                                                                37,224             -            37,224

Costs of revenues                                                            (20,591)            -           (20,591)
Selling, general and administrative                                           (9,079)            -            (9,079)
Amortization of goodwill and other intangible assets                          (7,186)            -            (7,186)
Merger and restructuring costs                                                  (250)            -              (250)
                                                                             -------          -------        -------
Operating income                                                                 118             -               118

Interest expense, net                                                         (1,353)             (47) 5      (1,400)
Other expense, net                                                            (3,567)               -         (3,567)
Minority interest income (expense), net of tax                                    46             (236) 6        (190)
                                                                             -------           ------        -------
Loss from continuing operations before taxes                                  (4,756)            (283)        (5,039)
Income tax provision                                                            (139)              19  7        (120)
                                                                             -------           ------         -------
Loss from continuing operations                                             $ (4,895)            (264)      $ (5,159)
                                                                             =======           ======         ======

Basic / Diluted loss per share from continuing operations                     ($1.11)                         ($1.14)
                                                                             =======                          ======
Average basic and diluted common shares                                      4,429.1            105.9  8     4,535.0
                                                                             =======           ======        =======


See attached notes

       Notes to the Unaudited Condensed Pro Forma Financial Information

Overview

TWE Restructuring

         As noted above, the TWE restructuring will result in the acquisition of the 27.6% interest of the Content Businesses not already owned by the Company and the acquisition of an additional 6% economic interest in TWE Cable, each of which will be accounted for as a purchase business combination. In addition, the TWE restructuring reflects the Company's indirect disposition of a 17.9% interest in the TWI Cable assets.

         In connection with the Company's acquisition of additional interests in TWE Cable and the Content Businesses, a preliminary allocation of the excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill and cable franchise licenses. The cable franchise licenses and goodwill will not be amortized but rather tested for impairment on an annual basis. The Company has not completed its purchase price allocation, accordingly, the final purchase price allocation may differ from the preliminary estimates included herein.

1. To record the purchase consideration paid by AOLTW in the TWE Restructuring as follows (dollars in millions):

Description                                                           Amount
------------------------------------------------------------------   -------
Debt incurred at Time Warner Cable                                   $2,100
Issuance of AOLTW common stock to a wholly owned subsidiary of
  Comcast in exchange for stock in Time Warner Cable                  1,500
Estimated value of the 17.9% interest in the TWI Cable assets
   transferred to Comcast                                             1,000
                                                                     ------
                  Total estimated purchase consideration             $4,600
                                                                     ======

2. To eliminate the historical minority interests (at book value) associated with the 27.6% of the TWE Content Businesses and 6% of the TWE Cable business acquired by AOLTW and to allocate the purchase consideration paid in excess of the historical minority interest to cable franchise license intangibles and goodwill as follows (dollars in millions):

Description                                                          Amount
----------------------------------------------------------------    -------
Elimination of minority interest                                    $2,300
Cable franchise license intangibles                                  1,500
Goodwill                                                               800
                                                                    ------
                  Total preliminary purchase price allocation       $4,600
                                                                    ======

3. To record a step-up in basis (e.g., adjustment to fair value) on the 17.9% minority interest Comcast retained indirectly in TWE Cable. This $2.6 billion adjustment will be reflected as an increase in cable franchise license intangibles and a corresponding increase in minority interest.

4. To record deferred taxes based on a 40% statutory rate on the cable franchise license intangible assets recorded in entries two and three with a corresponding increase in goodwill.

5. To record the increase in interest expense as a result of the incurrence of $2.1 billion in debt at Time Warner Cable. A 2.22% interest rate was assumed in calculating interest expense. This reflects the one month LIBOR rate plus a 7/8% spread which represents the borrowing rate the Company expects to obtain for the $2.1 billion in debt. A 1/8 percent variance in interest rates will change interest expense by $2.6 million and $2.0 million for the twelve months ended December 31, 2001 and the nine months ended September 30, 2002, respectively.

6. To record the change in minority interest income (expense) as a result of Comcast's 17.9% ownership interest in Time Warner Cable and its 4.7% ownership interest in TWE Cable.

7. To record the income tax impact as a result of adjustment five. A 40% statutory tax rate was assumed.

8. To reflect an assumed number of shares of AOLTW common stock that will be issued in the TWE restructuring to a wholly owned subsidiary of Comcast in exchange for stock in Time Warner Cable at a $14.16 per share price, which is based upon the formula set forth in the TWE restructuring agreement, calculated as if the TWE restructuring occurred on February 7, 2003.

Repurchase of AOL Europe Preferred Shares

9. To reflect the repurchase of the AOL Europe preferred shares for approximately $812.5 million, which will result in the elimination of the associated minority interest and minority interest expense.

10. To reflect an assumed number of shares of AOLTW common stock that AOLTW will issue at a $12.74 per share price to repurchase all of the AOL Europe preferred shares with AOLTW common stock. This price is based upon the formula set forth in a transaction agreement and put agreement, pursuant to which AOLTW or an affiliate of AOLTW will purchase the AOL Europe preferred shares in exchange, in whole or in part, for shares of AOLTW common stock. This price is calculated as if the purchase occurred on February 11, 2003. AOL Europe was not a consolidated entity of AOLTW in 2001 and therefore there will be no impact on the 2001 statement of operations.

                         Description of Common Stock

         The following description of the terms of our common stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as "Delaware law." The terms of our certificate of incorporation and by-laws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

         We have the authority to issue:

         o    25,000,000,000 shares of common stock, par value $0.01 per share;

         o 1,800,000,000 shares of series common stock, par value $0.01 per share, which are issuable in series, of which 210,000,000 shares are designated as AOL Time Warner series LMC common stock and 210,000,000 shares are designated as AOL Time Warner series LMCN-V common stock; and

         o 750,000,000 shares of preferred stock, par value $0.10 per share, which are issuable in series on terms to be determined by our board of directors.

         As of          , 2003:

         o    approximately      shares of our common stock were outstanding;

         o approximately 171,186,000 shares of AOL Time Warner series LMCN-V common stock were outstanding, which are convertible into an equal number of shares of common stock under specified circumstances that are not currently present and which have substantially the same rights as shares of our common stock, except that they have limited voting rights and are non-redeemable;

         o no shares of AOL Time Warner series LMC common stock were outstanding; and

         o    no shares of our preferred stock were outstanding.


Rights of Our Common Stock

         Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

         Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

         Dividends. Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends.

         Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

         Regulatory Restrictions. Outstanding shares of our common stock may be redeemed by action of our board of directors to the extent necessary to prevent the loss of any governmental license or franchise, the holding of which is conditioned upon stockholders possessing prescribed qualifications.

Listing

         We list our common stock on the New York Stock Exchange under the symbol "AOL."

                             Selling Stockholder

         The shares of our common stock to which this prospectus relates are being registered for re-offers and resales by the selling stockholder named below. We have registered the shares to permit the selling stockholder and future transferees who agree to be bound by the transaction agreements relating to the shares held by the selling stockholder to resell the shares when they deem appropriate. We refer to all of these possible sellers as the "selling stockholder" in this prospectus. The selling stockholder may resell all, a portion or none of its shares at any time.

         The following table sets forth information regarding the beneficial
ownership of the common stock by the selling stockholder as of          , 2003.

                                                       Number of shares of
                                Number of shares of     our common stock
                Number of        our common stock      owned beneficially
              shares of our     beneficially owned    after the sale of all
  Selling     common stock        that may be sold    the stock that may be
Stockholder beneficially owned       hereunder            sold hereunder
----------- ------------------  --------------------  ---------------------

LineInvest
Limited(1)             (2)                                          0

--------------------------------------------------------
(1) LineInvest, an Irish limited liability company, is a special purpose entity formed for the purpose of the transactions described below under "Relationships with the Selling Stockholder."

(2) In connection with a repurchase of securities of an affiliate of ours, the selling stockholder received shares of our common stock
         valued at approximately $812,500,000. The $       price per share of
         our common stock was determined by taking the average of the closing sale prices per share of our common stock on the New York Stock Exchange for each of the fifteen consecutive full trading days ending on the second full trading day immediately prior to the date of the closing of the transaction.

Relationships with the Selling Stockholder

          In April of 2001, AOL Europe, the holding company for AOL's European operations, acquired all the interests in AOL Europe's French interactive services unit that were then owned by certain affiliates of Vivendi Universal in exchange for preferred shares of AOL Europe. Pursuant to the transaction agreements for this transaction, AOL Europe agreed, in certain circumstances, to repurchase, and we agreed, in certain circumstances, to purchase the AOL Europe preferred shares for a fixed price of approximately $812,500,000 in April 2003.

         In August 2001, each of Groupe Canal+ and Cegetel, both affiliates of Vivendi Universal, sold their interests in the AOL Europe preferred shares, together with the right to have them purchased, for cash to the selling stockholder. The selling stockholder financed the purchase of these AOL Europe preferred shares using amounts advanced to it by Bayerische Landesbank pursuant to a loan agreement. As security for the loan, the selling stockholder agreed to pledge as collateral the shares of our common stock to be received by it in connection with the purchase of the AOL Europe preferred shares. Pursuant to the terms of two swap agreements entered into between the selling stockholder and each of Vivendi Universal and Cegetel, Vivendi Universal and its affiliates, Groupe Canal+ and Cegetel, retain the financial risk associated with the shares of our common stock held by the selling stockholder. Bayerische Landesbank will provide certain management services to the selling stockholder in connection with its holding and selling of our common stock.

         Under the transaction agreements pursuant to which we issued the shares of our common stock to which this prospectus relates, we were required to file a shelf registration statement (of which this prospectus is a part) relating to resales of such common stock and we are required, subject to customary suspension periods, to keep the registration statement effective until the earlier of 180 days after the delivery of the shares covered by this prospectus to the selling stockholder (or, if later, the effectiveness date of this registration statement) and the time the selling stockholder disposes of all the shares of our stock covered by this registration statement. Shares of our common stock that are currently held by the selling stockholder will no longer be subject to registration by us if they are sold under this prospectus or otherwise disposed of or continue to be held by the selling stockholder but are capable of being disposed of by the selling stockholder pursuant to Rule 144 under the Securities Act.

         We are required to enter into underwriting agreements or other customary agreements relating to the distribution of our common stock in a permitted block sale, which may require us to participate in a due diligence process and provide customary indemnification and closing documentation (including comfort letters and opinions). Subject to limited exceptions, we will not be required to enter into any underwriting or similar agreement, cooperate in a due diligence process, furnish closing documents or provide indemnification on more than two occasions. If the selling stockholder wishes to sell its common stock in an underwritten public offering, the specific underwriting arrangements will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

         Our agreement with the selling stockholder contains customary provisions regarding the suspension of the effectiveness of this registration statement. In addition, subject to certain limitations, we have agreed to indemnify the selling stockholder and its affiliates and their respective directors and officers, each underwriter or broker-dealer or other selling agent acting on behalf of the selling stockholder and each other person who controls the selling stockholder or the underwriter, broker-dealer or selling agent against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholder may be required to make in respect of such liabilities.

                             Plan of Distribution

         The selling stockholder may sell the shares of common stock covered by this prospectus from time to time in any legal manner selected by the selling stockholder, including directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholder will act independently of us in making decisions with respect to the pricing, timing, manner and size of each sale of the common stock covered by this prospectus.

         The selling stockholder has advised us that the shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected at various times in one or more transactions, which may include ordinary brokers' transactions, transactions involving cross or block trades or otherwise on the New York Stock Exchange, transactions in which brokers, dealers or underwriters purchase the shares for resale, transactions "at the market" to or through market makers of our common stock or into an existing market for our common stock, and in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales through agents, and hedging and similar transactions as described below. The selling stockholder, however, has agreed that, without our consent, it will only sell the shares covered by this prospectus in the manner provided below:

     o sales of shares on the NYSE that do not exceed, on any single day, 10% of the average daily trading volume on the NYSE for our common stock for the prior 30 trading days (excluding from such average all shares sold in block trades as permitted below and certain other sales to or approved by us); the selling stockholder will not sell shares under this provision during at least two of each five consecutive trading days;

     o a block sale on the NYSE to a person that is not one of our competitors in an amount greater than 10% of the average daily trading volume on the NYSE for our common stock for the prior 30 trading days and at a purchase price per share no less than 90% of the volume-weighted average trading price of our shares during the last hour of trading on the preceding trading day, so long as the selling stockholder makes no more than one of these block sales in any 10-day trading period and provides us notice after the sale;

     o sales pursuant to an offer or repurchase program by or for us or a tender or exchange offer by, or business combination with, a third party that has been approved by our board of directors;

     o a sale that is not effected on any securities exchange or automated quotation service, so long as the shares are not sold to one of our competitors and the buyer agrees to be bound by these transfer restrictions;

     o a pledge to secure borrowed money to a qualifying financial institution, so long as the financial institution agrees to be bound by these transfer restrictions; or

     o certain hedging transactions so long as hedged amounts are consistent with the timing, volume and pricing limitations described above and any resulting sale of our common stock, together with other permitted sales of shares covered by this prospectus, does not violate the timing, volume and pricing limitations described above.

      Examples of hedging transactions include:

     o transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from the selling stockholder to close out any short positions;

     o short sales of our common stock under this prospectus and using shares of our common stock to close out any short position;

     o options, forwards or other transactions that require the selling stockholder to deliver, in a transaction exempt from registration under the Securities Act, our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer our common stock under this prospectus; or

     o loans or pledges of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus.

         The selling stockholder has advised us that it has not entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of its shares of our common stock. To the extent required, the shares to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement filed with the SEC under Rule 424(b) under the Securities Act or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. The selling stockholder may sell any or all of the shares of our common stock offered by it pursuant to this prospectus. In addition, there can be no assurance that the selling stockholder will not transfer, devise or gift the shares of common stock by other means not described in this prospectus.

         There can be no assurance that the selling stockholder will sell any or all of the shares of common stock pursuant to this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         The aggregate proceeds to the selling stockholder from the sale of the shares offered by it will be the purchase price of the shares less discounts and commissions, if any. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts and commissions and/or agent's commissions. We will not receive any of the proceeds from the sale of the shares of common stock covered by this prospectus.

         In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

         The selling stockholder and any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock by the selling stockholder and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder is deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

         Subject to certain limitations, we have agreed to indemnify the selling stockholder and its affiliates and their respective directors and officers, each underwriter or broker-dealer or other selling agent acting on behalf of the selling stockholder and each other person who controls the selling stockholder or the underwriter, broker-dealer or selling agent against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholder may be required to make in respect of such liabilities. Subject to certain limitations, the selling stockholder has agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by it or to contribute with respect to payments in connection with such liabilities.

         We have agreed to pay all of the costs, fees and expenses incurred by us incident to our registration of the resale of the selling stockholder's common stock. We will not pay any legal fees or other expenses of the selling stockholder or any commissions, fees and discounts of underwriters, brokers, dealers and agents.

         Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the shares of common stock pursuant to the registration statement to which this prospectus relates.

                                Legal Opinion

         Simpson Thacher & Bartlett will pass upon the validity of the common stock offered by this prospectus for us.

                                   Experts

         Ernst & Young LLP, independent auditors, audited the consolidated restated financial statements, schedule and supplementary information of AOL Time Warner and the consolidated financial statements and schedule of Time Warner Entertainment Company, L.P. for the three years ended December 31, 2001, included in AOL Time Warner's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended by Amendment No. 3 on Form 10-K/A, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These consolidated financial statements, schedules and supplementary information are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Time Warner Telecom Inc. for the three years ended December 31, 2001, included in the Annual Report on Form 10-K of Time Warner Telecom for the fiscal year ended December 31, 2001, which is incorporated by reference in AOL Time Warner's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended by amendments on Form 10-K/A, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          -------------------------

         No person is authorized to give any information or to make any representations other than those contained in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any prospectus supplement, and, if given or made, such other information or representations must not be relied upon as having been authorized by us, or by any underwriter, dealer or agent.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following statement sets forth the estimated amounts of expenses, other than underwriting discounts and commissions, to be borne by the registrant in connection with the distribution of the offered securities. The selling stockholder will not pay any of the following expenses.

             Filing fee for Registration Statement......       $ 74,750
             NYSE listing fee...........................       $  1,500*
             Printing fees and expenses.................       $  5,000*
             Accounting fees and expenses.................     $ 20,000*
             Legal fees and expenses......................     $100,000*
             Miscellaneous................................     $  3,750*
                                                            -------------
               Total........................................   $205,000*

*Estimated and subject to future contingencies.

Item 15.  Indemnification of Directors and Officers.

         Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, including liabilities under the Securities Act, by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

         Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred, including liabilities under the Securities Act, by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware Corporation Law).

         Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the Delaware Corporation Law.

         Article VI of AOL Time Warner's by-laws requires indemnification to the fullest extent permitted under Delaware law or other applicable law of any person who is or was a director or officer of AOL Time Warner who is or was involved or threatened to be made so involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director, officer, employee or agent of AOL Time Warner or was serving at the request of AOL Time Warner as a director, officer, employee or agent of any other enterprise; provided, however, that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer unless under certain circumstances.

         Article VI of AOL Time Warner's by-laws authorizes AOL Time Warner to purchase and maintain insurance on behalf of its directors, officers, employees and agents. AOL Time Warner's Directors' and Officers' Liability and Reimbursement Insurance Policy is designed to reimburse the registrant for any payments made pursuant to these indemnification provisions.

         Section 102 of the Delaware Corporation Law authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law,
(iii) unlawful payments of dividends, stock purchases or redemptions, or (iv) transactions from which a director derives an improper personal benefit. AOL Time Warner's certificate of incorporation contains such a provision.

         The foregoing statements are subject to the detailed provisions of Sections 145 and 102 of the Delaware Corporation Law, AOL Time Warner's certificate of incorporation and Article VI of the by-laws of AOL Time Warner.

Item 16.  Exhibits

5 Opinion of Simpson Thacher & Bartlett regarding the legality of the shares.*

23.1 Consent of Ernst & Young LLP, Independent Auditors.

23.2 Consent of Ernst & Young LLP, Independent Auditors (with respect to Time Warner Telecom Inc.).

23.3 Consent of Simpson Thacher & Bartlett (included in Exhibit 5).*

24.1 Powers of Attorney (included on the signature page of this Form S-3).

* -- To be filed by amendment

Item 17.  Undertakings

A.       Undertakings Pursuant to Rule 415

         The undersigned registrant hereby undertakes:

         (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in clauses (a)(i) and
(a)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

         (b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of any of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.    Undertaking in Respect of Indemnification

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D. Undertaking in Respect of a Registration Statement Permitted by Rule 430A Under the Securities Act of 1933

      The undersigned registrant hereby undertakes that, (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 11, 2003.

                                   AOL Time Warner Inc.


                                   By:/s/ Wayne H. Pace
                                      ----------------------------------------
                                      Name: Wayne H. Pace
                                      Title: Executive Vice President and Chief
                                             Financial Officer


         Each of the undersigned directors and officers of AOL Time Warner Inc. hereby severally constitutes and appoints Stephen M. Case, Richard D. Parsons, Wayne H. Pace, Paul T. Cappuccio, Spencer B. Hays, James W. Barge, Pascal Desroches, Brenda C. Karickhoff and Raymond G. Murphy, and each of them, as attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any amendments to this registration statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on February 11, 2003 by the following persons in the capacities indicated.


                   Signatures                  Title
                   ----------                  -----

     /s/ Stephen M. Case
-----------------------------------
        (Stephen M. Case)                  Chairman of the Board


      /s/ Richard D. Parsons
-----------------------------------
         (Richard D. Parsons)              Chief Executive Officer and Director
                                           (principal executive officer)


      /s/ Wayne H. Pace
-----------------------------------
         (Wayne H. Pace)                   Executive Vice President and
                                           Chief Financial Officer
                                           (principal financial officer)

                   Signatures                  Title
                   ----------                  -----

     /s/ James W. Barge
------------------------------------
        (James W. Barge)                   Senior Vice President and Controller
                                           (controller or principal
                                           accounting officer)


     /s/ Daniel F. Akerson
------------------------------------
        (Daniel F. Akerson)                Director


      /s/ James L. Barksdale
------------------------------------
         (James L. Barksdale)              Director


      /s/ Stephen F. Bollenbach
------------------------------------
         (Stephen F. Bollenbach)           Director


      /s/ Frank J. Caufield
------------------------------------
         (Frank J. Caufield)               Director


      /s/ Miles R. Gilburne
------------------------------------
         (Miles R. Gilburne)               Director


       /s/ Carla A. Hills
------------------------------------
          (Carla A. Hills)                 Director


       /s/ Reuben Mark
------------------------------------
          (Reuben Mark)                    Director


       /s/ Michael A. Miles
------------------------------------
          (Michael A. Miles)               Director


       /s/ Kenneth J. Novack
------------------------------------
          (Kenneth J. Novack)              Director

       /s/ Franklin D. Raines
------------------------------------
          (Franklin D. Raines)             Director


------------------------------------
          (R. E. Turner)                   Director

                   Signatures                  Title
                   ----------                  -----

     /s/ Francis T. Vincent, Jr.
-------------------------------------
        (Francis T. Vincent, Jr.)           Director



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EXHIBITS

5 Opinion of Simpson Thacher & Bartlett regarding the legality of the shares.*

23.1     Consent of Ernst & Young LLP, Independent Auditors.

23.2 Consent of Ernst & Young LLP, Independent Auditors (with respect to Time Warner Telecom Inc.).

23.3     Consent of Simpson Thacher & Bartlett (included in Exhibit 5).*

24.1     Powers of Attorney (included on the signature page of this Form S-3).

* -- To be filed by amendment